UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)

                    Commonwealth Telephone Enterprises, Inc.
                                (Name of Issuer)

                                                      Class B Common Stock
                     Common Stock                      $1.00 Par Value
                    $1.00 Par Value
                        (Title of Classes of Securities)


                                              126504109
                       126504208
                                 (Cusip Numbers)

                         Level 3 Telecom Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Neil J. Eckstein, Esq.
                        c/o Level 3 Communications, Inc.
                               1025 Eldorado Blvd.
                           Broomfield, Colorado 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  April 9, 2001
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                                   SCHEDULE 13D
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CUSIP No.  126504109/126504208
---------------------------------------------
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     1        NAME OF REPORTING PERSON:  Level 3 Telecom Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  47-0761

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  |X|
     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                   N/A

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

                   N/A

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH       7      SOLE VOTING POWER  (See Item 5)

           REPORTING PERSON WITH                              0 Common Stock
                                                              0 Class B Common Stock

                                                  8      SHARED VOTING POWER (See Item 5)

                                                              0

                                                  9      SOLE DISPOSITIVE POWER (See Item 5)

                                                              0 Common Stock
                                                              0 Class B Common Stock

                                                 10      SHARED DISPOSITIVE POWER (See Item 5)

                                                              0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0 Common Stock
                   0 Class B Common Stock

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0% of Common Stock
                   0% of Class B Common Stock

     14       TYPE OF REPORTING PERSON*

                   CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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

     The following information amends the Schedule 13D dated June 28, 1993 as previously amended (as so amended, the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated as to Level 3 Telecom Holdings, Inc. ("LTTH") as follows:

     (a) and (b) LTTH owns no shares of Common Stock and no shares of Class B Stock.

     (c) On April 9, 2001 in Ridgefield Park, New Jersey, LTTH had recorded on the transfer agent's books and records the transfer of all the shares of Common Stock it owned (9,639,326 shares) and all the shares of Class B Stock it owned (1,017,061 shares) plus all the shares of capital stock of RCN Corporation it owned (26,640,970 shares) as full payment for the issuance to LTTH of all the common stock (1,000 shares of common stock, par value, $.01 per share) of Level 3 Delaware Holdings, Inc.

     (d) Inapplicable.

     (e) On April 9, 2001, LTTH ceased to beneficially own more than five percent of either the Common Stock or of the Class B Stock.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

     On April 9, 2001 in Ridgefield Park, New Jersey, LTTH had recorded on the transfer agent's books and records the transfer of all the shares of Common Stock it owned (9,639,326 shares) and all the shares of Class B Stock it owned (1,017,061 shares) plus all the shares of capital stock of RCN Corporation it owned (26,640,970 shares) as full payment for the issuance to LTTH of all the common stock (1,000 shares of common stock, par value, $.01 per share) of Level 3 Delaware Holdings, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 12, 2001




                                                  LEVEL 3 TELECOM HOLDINGS, INC.
                                                  By:       /s/ Neil Eckstein
                                                     Name:   Neil Eckstein
                                                     Title:  Vice President